GENWORTH FINANCIAL ASSET MANAGEMENT FUNDS
2300 Contra Costa Blvd., Suite 600
Pleasant Hill, California 94523
January 25, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Genworth Financial Asset Management Funds (the “Trust”)
File Nos.: 333-61973 and 811-08977

Dear Ms. Stirling:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on January 14, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 20 to its Registration Statement on Form N-1A.  PEA No. 20 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on December 1, 2009 for the purpose of conforming the Trust’s Prospectus for its sole series, the Genworth Financial Contra Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 21 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 20 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff of the SEC’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Prospectus:

1.
In the “Fees and Expenses” table, please revise the “Total Annual Operating Expenses After Fee Waiver” line entry so that it now reads “Total Annual Operating Expenses After Fee Waiver/Expense Reimbursement.”

The Trust responds by making the requested change.

2.	The second sentence in the first footnote to the “Fees and Expenses” table should be deleted.

The Trust responds by making the requested change.

3.	Please delete the reference to October 1, 2009 in the second footnote to the “Fees and Expenses” table, and, if possible, revise the second footnote so that it is more concise.

The Trust responds by revising the second footnote in its entirety as shown below:

“GFWM has contractually agreed to waive its fees and/or pay Fund expenses to the extent necessary to ensure that the Total Annual Fund Operating Expense After Fee Waiver/Expense Reimbursement (excluding any taxes, interest, brokerage fees, securities lending expense offset amounts, acquired fund fees and expenses, and non-routine expenses) do not exceed 1.75% of the Fund’s average daily net assets.  If the Fund’s expense level would fall below the 1.75% annual limit, the Fund may maintain expenses at the limit so that GFWM may be reimbursed for fee reductions and/or expense payments made in the prior three fiscal years, provided the reimbursement will not cause the Fund’s Total Annual Fund Operating Expense After Fee Waiver/Expense Reimbursement to exceed the 1.75% limit. This agreement will continue in effect until January 30, 2011, and may be continued thereafter.”

4.
The text of footnote 1 to the “Average Annual Total Returns” table should be placed adjacent to the table, rather than presented in footnote form.  In addition, if the return after taxes on distributions and sale of fund shares is higher than the other return figures then the third and fourth sentences of the footnote should remain.  Otherwise, the third and fourth sentences should be deleted

The Trust has removed the footnote and presented the “after tax returns” information textually in a paragraph following the “Average Annual Total Returns” table, and will adjust the text as needed.

5.	Please delete the first and third sentences of the section entitled “Summary Section – Purchasing and Redeeming Shares.”

The Trust responds by making the requested change.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Michael O’Hare of Stradley Ronon Stevens and Young, LLP at 215-564-8198 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Genworth Financial Asset Management Funds

/s/ Carrie Hansen
Carrie Hansen
President

cc:           Michael O’Hare, Stradley Ronon Stevens and Young, LLP
Edward Paz, U.S. Bancorp Fund Services, LLC